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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB
(Amendment No. 2)
 TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☒
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

CANADA LIFE FINANCIAL CORPORATION
(Name of Subject Company)

Canada
(Jurisdiction of Subject Company's Incorporation or Organization)

Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

135113108
(CUSIP Number of Class of Securities (if applicable))

Andrew D. Brands, Esq.
Canada Life Financial Corporation
330 University Avenue
Toronto, Ontario, M5G 1R8 Canada
(416) 597-1440
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2002
(Date Tender Offer/Rights Offering Commenced)

PART I — INFORMATION SENT TO SECURITY HOLDERS

Item 1.    Home Jurisdiction Documents

(a)

Attachment	Description
A.	Directors' Circular of Canada Life Financial Corporation ("Canada Life"), dated January 9, 2003, relating to the offer (the "Offer") made by Manulife Financial Corporation to purchase all of the outstanding common shares of Canada Life, together with associated rights outstanding under the shareholder rights plan of Canada Life, upon the terms and subject to the conditions set forth in the Offer to Purchase and Circular of Manulife Financial Corporation dated December 27, 2002.*
B.	Letter from Canada Life to Canada Life shareholders, dated January 9, 2003, relating to the Offer.*
C.	Questions and Answers About the Manulife Offer.*
D.	Press Release issued by Canada Life, dated January 13, 2003.*
E.	Press Release issued by Canada Life, dated January 28, 2003.**
F.	Notice of Change to Directors' Circular of Canada Life, dated February 18, 2003, relating to the Manulife Offer.
G.	Letter from Canada Life to Canada Life shareholders, dated February 18, 2003, relating to the Manulife Offer and the agreement by Great-West Lifeco Inc. ("Great-West") to acquire Canada Life.
H.	Form of Notice of Withdrawal in respect of the Manulife Offer.

*
Previously filed on Form CB on January 13, 2003.

**
Previously filed on Amendment No. 1 to Form CB on January 29, 2003.

(b)
Not applicable.

Item 2.    Informational Legends

        Not applicable.

PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)
Not applicable.

(2)
Not applicable.

(3)
Not applicable.

PART III — CONSENT TO SERVICE OF PROCESS

        A written irrevocable consent and power of attorney on Form F-X was filed by Canada Life concurrently with the filing of the Form CB on January 13, 2003.

2

PART IV — SIGNATURES

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CANADA LIFE FINANCIAL CORPORATION
By:	/s/ ANDREW D. BRANDS Name: Andrew D. Brands Title: Senior Vice-President and General Counsel Date: February 19, 2003

3

ATTACHMENT F

Notice of Change to Directors' Circular of Canada Life, dated February 18, 2003

This document is important and requires your immediate attention. If you are in doubt as to how to respond to the Manulife Offer, you should consult with your investment dealer, stockbroker, lawyer or other professional advisor.

Inquiries concerning the information in this document should be directed to Georgeson Shareholder at one of the toll free numbers listed on the back page of this Notice of Change.

NOTICE OF CHANGE TO DIRECTORS' CIRCULAR

RECOMMENDING

REJECTION

OF THE OFFER
BY

MANULIFE FINANCIAL CORPORATION

TO PURCHASE ALL OF THE OUTSTANDING COMMON SHARES

OF

CANADA LIFE FINANCIAL CORPORATION

The Board of Directors of Canada Life unanimously recommends that shareholders REJECT the Manulife Offer and NOT TENDER their common shares to the Manulife Offer.
Great-West Lifeco Inc. has agreed to acquire all of the common shares of Canada Life in exchange for a combination of cash and securities of Great-West valued at approximately $7.3 billion (or $44.50 per fully diluted common share). The Board of Directors has determined to RECOMMEND that Shareholders vote in favour of the Great-West transaction.

This Notice of Change relates to the Directors' Circular dated January 9, 2003 issued by the Board of Directors in connection with the Manulife Offer. This Notice of Change should be read in conjunction with the Directors' Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

The Manulife Offer is made for the securities of a foreign issuer and while it is subject to the disclosure requirements of Canada, investors should be aware that these requirements are different from those of the United States. Financial information included herein has been prepared in accordance with Canadian generally accepted accounting principles and thus may not be comparable to financial information of U.S. companies.

The enforcement by investors of civil liabilities under the U.S. federal securities laws may be adversely affected by the fact that Canada Life is located in Canada, and that some or all of its officers and directors are residents of Canada or other foreign countries.

FEBRUARY 18, 2003

GLOSSARY

        In this Notice of Change, unless the subject matter or context is inconsistent therewith, the following terms have the meanings set forth below.

"BMO Nesbitt Burns" means BMO Nesbitt Burns Inc.

"Board of Directors" or "Board" means the Board of Directors of Canada Life.

"Canada Life" or the "Company" means Canada Life Financial Corporation.

"Credit Suisse First Boston" means Credit Suisse First Boston LLC.

"Directors' Circular" means the Directors' Circular of the Board of Directors dated January 9, 2003.

"Great-West" means Great-West Lifeco Inc.

"Manulife" means Manulife Financial Corporation.

"Manulife Circular" means the take-over bid circular dated December 27, 2002 that accompanies the Manulife Offer.

"Manulife Offer" or "Manulife's Offer" means the offer by Manulife dated December 27, 2002, to purchase all of the outstanding Shares of Canada Life with a combination of cash and Manulife Shares.

"Manulife Shares" or "Manulife's Shares" means common shares in the capital of Manulife.

"Notice of Change" means this Notice of Change to the Directors' Circular of the Board of Directors.

"Shareholders" or "Canada Life Shareholders" means holders of Shares of Canada Life.

"Shares" or "Canada Life Shares" or "Canada Life's Shares" means common shares in the capital of Canada Life.

"Special Committee" means the special committee of the Board of Directors consisting of Arthur R.A. Scace (Chair), David W. Lay, Cedric E. Ritchie and T. Iain Ronald.

i

NOTICE OF CHANGE TO DIRECTORS' CIRCULAR

        This Notice of Change relates to the Directors' Circular dated January 9, 2003 that was issued by the Board of Directors of Canada Life Financial Corporation in connection with the offer by Manulife Financial Corporation to purchase all of the outstanding Shares of Canada Life with a combination of cash and Manulife Shares. Manulife has offered for each Share either (i) $40 in cash, or (ii) 1.055 Manulife Shares plus $0.01 cash, with the cash consideration not to exceed 40% of the aggregate consideration and the share consideration not to exceed 60% of the aggregate consideration.

        All information provided in this Notice of Change relating to Manulife is based on public information disclosed in the Manulife Circular or made available by Manulife. The Board of Directors does not assume any responsibility for the accuracy or completeness of such information. All dollar amounts in this Notice of Change are expressed in Canadian dollars, unless otherwise indicated.

RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors unanimously recommends that Shareholders REJECT the
Manulife Offer and NOT TENDER their Shares to the Manulife Offer.

        Any shareholder who has already deposited Shares under the Manulife Offer should WITHDRAW their Shares.

HOW TO WITHDRAW SHARES

        Shareholders who have already tendered their Shares to Manulife's Offer can withdraw them at any time until Manulife takes up and pays for them. Registered Shareholders simply need to complete the blue Notice of Withdrawal included with this Notice of Change and mail or fax it to Manulife's registrar and transfer agent, CIBC Mellon Trust Company, in accordance with the instructions set forth on the Notice. Shareholders who hold Shares through a brokerage firm should contact their broker to withdraw the Shares on their behalf. Shareholders requiring assistance in withdrawing Shares should contact Georgeson Shareholder at one of the toll free numbers listed on the back page of this Notice of Change.

RECENT DEVELOPMENTS

        During the course of December, January and February, Canada Life, through its investment advisors, solicited a large number of parties to ascertain their interest in Canada Life. Management of Canada Life, working with the Special Committee, also gave consideration to a number of strategic initiatives to create more value for shareholders should Manulife's Offer not be successful.

        In late December, 2002, Great-West's financial advisors contacted Canada Life's financial advisors requesting access to confidential information of Canada Life. On January 20, 2003, Canada Life and Great-West entered into a confidentiality agreement prior to Canada Life granting such access.

        On Thursday, January 23, 2003, Manulife's President and Chief Executive Officer, Dominic D'Alessandro, wrote to Arthur R. A. Scace, the Chairman of the Special Committee, requesting access to confidential information made available to potential bidders by Canada Life. Mr. Scace, on behalf of the Special Committee, responded on Monday, January 27, 2003 stating that access would be granted to Manulife if it was prepared to demonstrate its willingness to consider a revision to its offer on a basis which could be acceptable to Canada Life's Board of Directors and if it agreed to enter into an appropriate form of confidentiality agreement.

        On February 5, 2003, Canada Life reported record financial results for the fiscal year ended December 31, 2002. Net income per Share for the year ended December 31, 2002 was $3.05 per Share, an increase of 43% over 2001 (excluding the $85 million provision taken in 2001 for claims arising from the events which took place on September 11, 2001, net income was up $63 million or 15% over 2001). Canada Life also announced that its embedded value rose by 16% to $39.28 per Share and that embedded value of new business increased by 38% to $1.37 per Share. The Board of Directors increased the quarterly dividend payable to Shareholders by 33% over the amount payable in the previous quarter to $0.20 per Share.

        On February 6, 2003, Manulife's financial advisors contacted Canada Life's financial advisors requesting access to confidential information of Canada Life. After four days of negotiations, on February 11, 2003, Canada Life and Manulife entered into a confidentiality agreement. Canada Life provided confidential information to Manulife in an effort to assist Manulife to consider improving its offer. Over the course of February 11, 12 and 13, Manulife reviewed confidential information in data rooms established by Canada Life in Toronto and the UK, and received management presentations from Canada Life.

        Canada Life's financial advisors indicated to Manulife that Canada Life was in a process of considering alternatives to Manulife's Offer and that if Manulife were to consider revising its existing offer it should do so by 5:00 p.m. on February 13, 2003. In the early evening, on February 13, 2003, Canada Life received a letter from Manulife stating that it was not in a position to put forward a revised offer at that time. Canada Life immediately responded by letter indicating that it would be difficult for Canada Life to deal with a revised offer from Manulife if received after 7:00 a.m. on Friday, February 14, 2003. Manulife did not respond by that time.

        On February 13, 2003, Mr. Raymond McFeetors, Great-West's Co-President and Chief Executive Officer, contacted Mr. Nield, Canada Life's Chairman and Chief Executive Officer, to advise that he wished to meet with the Special Committee at 4:30 p.m. At approximately 6:00 pm., Mr. McFeetors advised the Special Committee of Great-West's desire to acquire Canada Life and set forth the terms of its proposal. Mr. McFeetors asked Canada Life to conduct exclusive negotiations with Great-West until 2:00 p.m. February 14, 2003. Canada Life agreed to do so.

        That evening, Great-West and its legal and financial advisors met with Canada Life management and the Board's legal and financial advisors to negotiate an acquisition transaction. After extensive discussions, a revised proposal was considered by the Special Committee, which, following a meeting with its legal and financial advisors, agreed to recommend it to the Board. The revised proposal contemplated the acquisition by Great-West of all of the outstanding Shares, including Shares issuable on the exercise of options, for a combination of cash and Great-West securities valued at approximately $7.3 billion (or $44.50 per Share on a fully diluted basis), subject to certain terms and conditions (the "Great-West Proposal").

        On February 14, 2003, the Board of Directors met to consider the Great-West Proposal and the recommendation of the Special Committee to support it. The Board received the verbal opinions of its financial advisors, BMO Nesbitt Burns and Credit Suisse First Boston, that the aggregate consideration to be received by Shareholders pursuant to the Great-West Proposal is fair, from a financial point of view, to Shareholders.

        In its consideration of the Great-West Proposal the Board assessed certain factors it deemed relevant, including but not limited to, the input of legal and financial advisors, the efforts of the Board to maximize shareholder value since December 9, 2002, the terms of the Great-West Proposal, and the inadequacy of the Manulife Offer. Following due consideration and subject to Canada Life conducting certain due diligence on Great West, the Board of Directors unanimously approved entering into a transaction agreement (the "Transaction Agreement") containing the material terms and conditions of the Great-West Proposal and the extension of the exclusivity arrangements with Great-West during the course of negotiating that agreement. The Board also resolved to recommend that Shareholders accept the Great-West Proposal. The Transaction Agreement was entered into late in the day on February 14, 2003 after Canada Life had conducted due diligence on Great-West.

        On February 17, 2003, Canada Life issued a press release announcing that Great-West had agreed to acquire all of the Shares and the Board of Directors' unanimous resolution to support the Great-West Proposal.

THE GREAT-WEST PROPOSAL

        The Great-West Proposal requires Canada Life to hold a special meeting of Shareholders at which Shareholders will be asked to approve a capital reorganization in which each outstanding Share will be exchanged for consideration consisting of one or more of the following alternatives selected by the holder of such Share:

  (a)
  $44.50 in cash (to a maximum of $4,372,161,384), or

  (b)
  1.1849 Great-West common shares (to a maximum of 55,958,505 shares), or

  (c)
  1.78 Great-West 4.80% non-cumulative ten year soft retractable preferred shares with a stated value of $25.00 (to a maximum of 24,000,000 shares), or

  (d)
  1.78 Great-West 5.90% non-cumulative perpetual preferred shares with a stated value of $25.00 (to a maximum of 8,000,000 shares),

subject to maximum amounts and proration. The total consideration offered by Great-West consists of approximately 60% cash, 29% common shares and 11% preferred shares.

        Pursuant to the Transaction Agreement, Canada Life has agreed to close its data room, terminate access thereto and not to solicit proposals for the acquisition of Canada Life by others. In certain circumstances, however, the Termination Agreement permits Canada Life to consider alternative proposals which are more favourable to Canada Life shareholders than the Great-West Proposal, subject to the obligation to provide Great-West the right to match such a proposal and the payment of a termination fee in the amount of $287,315,000.

        The acquisition of Canada Life by Great-West is subject to the satisfaction or waiver of customary closing conditions, including the approval of the Canadian Minister of Finance and applicable insurance and competition regulatory authorities. The acquisition also requires the approval of two thirds of the votes cast by Shareholders at the special meeting.

        Canada Life, in consultation with Great-West, will prepare and mail a management information circular to Shareholders in connection with the acquisition as soon as possible. Canada Life anticipates that the special meeting of Shareholders to approve the Great-West proposal will be held in May, 2003. Further details concerning the transaction and the meeting will be contained in the management information circular which Canada Life will mail to Shareholders in connection with the meeting.

INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS

        Canada Life has made reasonable inquiries of its directors and senior officers, and their respective associates and they have all indicated their intention to REJECT Manulife's Offer and NOT TENDER their Shares to the Manulife Offer.

NO MATERIAL CHANGES

        Except as publicly disclosed or as referred to in this Notice of Change or in the Directors' Circular, the directors and senior officers of Canada Life are not aware of any information that indicates any material change in the affairs, activities, financial position or prospects of Canada Life since December 31, 2002, being the date of the last published annual consolidated financial statements of Canada Life.

OTHER INFORMATION

        Except as disclosed in the Directors' Circular and this Notice of Change, there is no information that is known to the directors or senior officers of Canada Life that would reasonably be expected to affect the decision of the Shareholders to accept or reject the Manulife Offer.

STATUTORY RIGHTS

        Securities legislation in certain of the provinces and territories of Canada provide security holders of Canada Life with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is a misrepresentation in a circular or notice that is required to be delivered to such security holders. However, such rights must be exercised within prescribed time limits. Security holders should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult their lawyer. The rights summarized above are in addition to and without derogation from any other rights a holder of securities may have.

FORWARD-LOOKING STATEMENTS

        Statements in the Directors' Circular, as amended by this Notice of Change, include forward-looking statements with respect to Canada Life and its consolidated subsidiaries, including its business operations and strategy and financial performance and condition. These statements generally can be identified by the use of forward-looking words such as "may", "will", "would", "expect", "intend", "plan", "estimate", "anticipate", "believe", or "continue" or the negative thereof or similar variations. Although management believes that the expectations projected in such forward-looking statements are reasonable and represent management's internal projections, expectations and belief at this time, such statements involve known and unknown risks and uncertainties which may cause Canada Life's and its consolidated subsidiaries' actual performance and results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially from management's expectations include, among other things, general economic and market factors, including interest rates, stock market values, business competition, changes in government regulations or in tax laws and difficulties in developing or enhancing new or existing distribution channels or products.

APPROVAL OF NOTICE OF CHANGE

        The contents of this Notice of Change and the delivery thereof have been approved and authorised by the Board of Directors of Canada Life.

CONSENT OF FINANCIAL ADVISORS

To the Directors of Canada Life Financial Corporation:

        We hereby consent to the inclusion of the references to our verbal opinions to the Board of Directors in the Notice of Change to Directors' Circular of the Board of Directors of Canada Life Financial Corporation dated February 18, 2003.

                        (Signed) BMO NESBITT BURNS INC.

                        (Signed) CREDIT SUISSE FIRST BOSTON LLC

CERTIFICATE

February 18, 2003

        The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. The foregoing does not contain any misrepresentation likely to affect the value or market price of the Shares subject to the Manulife Offer within the meaning of the Securities Act (Quebec).

On behalf of the Board of Directors
(Signed) ARTHUR R.A. SCACE Director	(Signed) DAVID W. LAY Director

Please direct all inquiries to:

66 Wellington Street West
TD Tower — Suite 5210
Toronto Dominion Centre
Toronto, Ontario M5K 1J3

Toll Free Number:

In Canada & U.S.A.	1-866-802-5796	English
In Canada & U.S.A.	1-866-860-4550	French
Ireland	1-800-300-062
United Kingdom	0-800-018-3047
Other Countries	416-642-7084 (call collect)

Email: shareholder@gscorp.com

ATTACHMENT G

Letter from Canada Life to Canada Life Shareholders, dated February 18, 2003

February 18, 2003

CANADA LIFE BOARD APPROVES ACQUISITION BY GREAT-WEST LIFECO

Dear Shareholder,

I am pleased to advise you that, after reviewing various alternatives to yield the greatest value for our shareholders, your Board of Directors has unanimously endorsed the acquisition of Canada Life by Great-West Lifeco Inc. (Great-West) and is recommending that shareholders provide their approval at an upcoming shareholders meeting. This transaction represents greater value than the hostile offer made by Manulife Financial Corporation.

Under the terms of the agreement, Great-West would acquire all of Canada Life's common shares for a combination of cash and stock valued at $44.50 per Canada Life common share.

The transaction provides for a maximum of approximately 60% cash, 29% common shares and 11% preferred shares.

The Great-West purchase price exceeds the value of the existing Manulife offer. The consideration to be paid by Great-West is 15% higher than the $38.66 per Canada Life common share offered by Manulife under its outstanding hostile bid based on closing prices for common shares on February 14, 2003.

Enclosed is a Notice of Change to the Directors' Circular recommending rejection of the Manulife offer.

If you have not tendered your shares to the Manulife offer, we encourage you not to do so.

If you have already tendered your shares to the Manulife offer and now wish to take advantage of the Great-West alternative, you should do so immediately by filling out the enclosed Notice of Withdrawal and submitting it to Manulife's depository, CIBC Mellon. If you need assistance completing the form, please call our information agent, Georgeson Shareholder, toll free, at the numbers provided on the form.

Canada Life's objective is to maximize shareholder value, and the Great-West transaction meets our commitment. We will send you shortly detailed information regarding this transaction, which I encourage you to read carefully.

Yours truly,

DAVID A. NIELD
Chairman and Chief Executive Officer

ATTACHMENT H

Form of Notice of Withdrawal in Respect of the Manulife Offer

NOTICE OF WITHDRAWAL

TO:	CIBC MELLON TRUST COMPANY P.O. Box 1036 Adelaide Street, Postal Station Toronto, Ontario, M5C 2K4 Facsimile: (416) 643-3104

The undersigned is withdrawing ____________ Canada Life shares (the "Shares") deposited pursuant to Manulife's offer to purchase the Shares dated December 27, 2002.

Share Certificate Number or Account Number on Ownership Statement	Registration as it appears on the Share Certificate or Ownership Statement	Number of Shares

All shareholders must complete section 1. In addition, shareholders whose signature guarantee was guaranteed on their Letter of Transmittal or Notice of Guaranteed Delivery must have section 2 completed by the same Eligible Institution.

Section 1:

Shareholder signature (must be same person who signed Letter of Transmittal/Notice of Guaranteed Delivery):

Date

Signature of Shareholder or Authorized Representative

Name of Shareholder or Authorized Representative (please print or type)

Daytime telephone number of Shareholder or Authorized Representative

Additional signatures for joint shareholders

Signature of Shareholder or Authorized Representative

Name of Shareholder or Authorized Representative (please print or type)

Section 2:

Guarantee by Eligibility Institution (only if required on Letter of Transmittal or Notice of Guaranteed Delivery):

Authorized Signature

Name (please print or type)

Title (please print or type)

Name of Firm (please print or type)

Telephone Number

Date

For any inquiries please contact Georgeson Shareholder:

In Canada & U.S.A.	1-866-802-5796 English
In Canada & U.S.A.	1-866-860-4550 French
Email:	shareholder@gscorp.com

Ireland	1-800-300-062
United Kingdom	0-800-018-3047
Other Countries	416-642-7084 (call collect)

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PART I — INFORMATION SENT TO SECURITY HOLDERS
PART II — INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS
PART III — CONSENT TO SERVICE OF PROCESS
PART IV — SIGNATURES
ATTACHMENT F Notice of Change to Directors' Circular of Canada Life, dated February 18, 2003
TABLE OF CONTENTS
GLOSSARY
NOTICE OF CHANGE TO DIRECTORS' CIRCULAR
HOW TO WITHDRAW SHARES
RECENT DEVELOPMENTS
THE GREAT-WEST PROPOSAL
INTENTIONS OF DIRECTORS, OFFICERS AND OTHERS
NO MATERIAL CHANGES
OTHER INFORMATION
STATUTORY RIGHTS
FORWARD-LOOKING STATEMENTS
APPROVAL OF NOTICE OF CHANGE
CONSENT OF FINANCIAL ADVISORS
CERTIFICATE
ATTACHMENT G Letter from Canada Life to Canada Life Shareholders, dated February 18, 2003
CANADA LIFE BOARD APPROVES ACQUISITION BY GREAT-WEST LIFECO
ATTACHMENT H Form of Notice of Withdrawal in Respect of the Manulife Offer
NOTICE OF WITHDRAWAL